Exhibit 99.1

17 Altalef St. PO Box 70, Yahud Industrial Zone 56100, Israel

FOR IMMEDIATE RELEASE

PRESS RELEASE

MAGAL AWARDED $2.3 MILLION FOR MAJOR PERIMETER SECURITY SYSTEM

YAHUD, Israel, September 27, 2010 - Magal Security Systems, Ltd. (NASDAQ GM: MAGS) announced today that it has received a US$2.3 million order for the support and maintenance of a major homeland security system in Israel. The two year contract is for services related to an existing large perimeter security system.

Eitan Livneh, President and CEO of Magal S3, commented: "Magal's client relationships and continued commitment to customer satisfaction enables us to sign long-term contracts and gain ongoing business with our customer base. This contract was achieved following another contract with an existing customer in Israel, to expand the security system of their site. Follow-on contracts like these allow us to plan forward and optimize our operations, which results in a positive impact on our financial results."

Mr. Livneh added: "These recent contracts in Israel demonstrate that the protection of strategic homeland security assets continues to be high on the agenda in this region and investment in this area remains stable."

About Magal S3:

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries. Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some of the world's most demanding locations and harshest climates. This portfolio covers the following three categories:

●	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems;

●	Close Circuit TV (CCTV) - a comprehensive management platform with a leading Intelligent Video Analytics (IVA) and Video Motion Detection (VMD) engine;

●	Physical Security Information Management (PSIM) - a proprietary site management system that enhances command, control and decision making during both routine operations and crisis situations.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3 Hagai Katz, SVP Marketing & BD Assistant: Ms. Elisheva Almog E-mail: ElishevaA@magal-s3.com Tel: +972(3)539-1444 Web: http://www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green E-mail: magal@ccgisrael.com Tel: (US) +1(646)201-9246 Int'l dial: +972-3-607-4717